UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 5, 2006

OSI Geospatial Inc.
(Translation of registrant’s name into English)

107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F  [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No   [X]

MATERIAL CHANGE REPORT

Filed pursuant to:

s. 85 of the Securities Act (British Columbia) s.118 of the Securities Act (Alberta) S. 75 of the Securities Act (Ontario)

Item 1:	Reporting Issuer
OFFSHORE SYSTEMS INTERNATIONAL LTD.
#107 - 930 West 1st Street
North Vancouver, B.C.
V7P 3N4
Telephone: (604) 904-4600

Item 2:	Date of Material Change
June 5, 2006

Item 3:	Press Release
A press release was issued on June 5, 2006 via CCNMatthews. A true copy of the press release is attached.

Item 4:	Summary of Material Change

Offshore Systems International Ltd. (TSX: OSI; OTCBB: OSIIF) announced effective today it will begin doing business as OSI Geospatial Inc. As OSI Geospatial, the company will continue to deliver software and systems for enabling real-time situational awareness in command, control, communications, and intelligence (C3I) applications. The company's business operations will remain headquartered in North Vancouver, BC.

Item 5:	Full Description of Material Change
See attached Schedule "A" Press Release dated June 5, 2006

Item 6:	Reliance on Section 85(2) of the Securities Act (British Columbia), Section 118(2) of the Securities Act (Alberta) and Section 75(3) of the Securities Act (Ontario)
Not Applicable

Item 7:                       Omitted Information

                                    Not Applicable

Item 8:                       Senior Officer

                                    Mr. Ken Kirkpatrick
                                    Chief Executive Officer
                                    107 - 930 West 1st Street
                                    North Vancouver, B.C.
                                    V7P 3N4
                                    Telephone: (604) 904-4612

Item 9:                        Statement of Senior Officer

                                    The foregoing accurately discloses the material change referred to herein.

DATED this 5th day of June 2006

                                                                                                     “Ken Kirkpatrick”
                                                                                                     (Signature)

                                                                                                     Ken Kirkpatrick
                                                                                                     (Name)

                                                                                                     Chief Executive Officer
                                                                                                     (Position)

                                                                                                     North Vancouver, B.C.
                                                                                                     (Place of Declaration)

Exhibit ‘A’

Offshore Systems International Changes Name to OSI Geospatial

June 5, 2006
Vancouver, Canada

Offshore Systems International Ltd. (TSX: OSI; OTCBB: OSIIF) announced effective today it will begin doing business as OSI Geospatial Inc. As OSI Geospatial, the company will continue to deliver software and systems for enabling real-time situational awareness in command, control, communications, and intelligence (C3I) applications. The company's business operations will remain headquartered in North Vancouver, BC.

The ticker symbol for the company's common stock will remain the same on the Toronto Stock Exchange but will change on the Over the Counter Bulletin Board to OSIIF. Also effective today, the company's URL address will change from www.osil.com to www.osigeospatial.com.

"The decision to change our name will align our corporate identity with the company’s expansion into the C3I market,” said Ken Kirkpatrick, president and CEO of OSI Geospatial. "We strongly believe that this corporate name change more clearly reflects the goals and future business focus of the company."

Holders of stock certificates bearing the name “Offshore Systems International Ltd.” may continue to hold them and will not be required to exchange them for new certificates or notes, or take any other action. The CUSIP number for the company's common stock will change to 67103T 10 1.

On April 12, 2006 at the company’s annual general and special meeting its shareholders overwhelmingly voted in favor of the proposed name change.

About OSI Geospatial

OSI Geospatial Inc. delivers advanced systems and software to address the growing need for enhanced situational awareness in command, control, communications, and intelligence applications. By providing essential tactical and geospatial information, the company’s systems and software help decision-makers know the precise location of mission operations across all military forces while integrating information with allies. OSI Geospatial systems are in use by military, government, and commercial customers around the world. The company is publicly traded on the Toronto Stock Exchange (OSI) and the Over the Counter Bulletin Board (OSIIF). For additional information please visit www.osigeospatial.com.

Forward-Looking Statements:

This news release contains items that constitute forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended. These statements are made under the ‘safe harbor’ provisions of the Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. OSI Geospatial can give no assurances that its representations will be achieved or that it will update them at any time in the future.

For more information:
Tracy Rawa
Manager, Investor Relations
604-904-4627 or 1-888-880-9797
604-987-2555 (FAX)
invest@osigeospatial.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:   /s/ Ken Kirkpatrick
        Ken Kirkpatrick
        Title: President & CEO

Date: June 5, 2006